Exhibit 99.1

Marine Harvest nominated for 1 green license in group C in Norway

Marine Harvest Norway was today nominated for 1 new green license in group C in Norway. The price is NOK 10 million.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.